

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Mr. Thomas Iacarella
Vice President and Chief Financial Officer
Raven Industries, Inc.
205 East 6th Street, P.O. Box 5107
Sioux Falls, SD 57117

      RE: Raven Industries, Inc.
                  Form 10-K for the Year ended January 31, 2011
                  Filed March 31, 2011
                  File No. 1-7982

Dear Mr. Iacarella:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Rufus Decker

                      Rufus Decker
                      Accounting Branch Chief